Exhibit 99.2

ACHILLES THERAPEUTICS PLC

Company number: 13027460

(the “Company”)

PROXY FORM

for use at the annual general meeting of the Company

to be held at 245 Hammersmith Road, London, United Kingdom, W6 8PW on 25 June 2024 at 14:00 (UK time)

(the “AGM”)

PLEASE READ THE NOTES BELOW BEFORE COMPLETING THIS PROXY FORM IN BLACK INK AND BLOCK CAPITALS

We, being a member of the Company, appoint the Chairman of the AGM as our proxy to exercise all or any of our rights to attend, speak and vote on our behalf at the AGM of the Company to be held at the Company’s registered office on 25 June 2024 at 14:00 pm (UK time) and at any adjournment of the AGM.

This proxy form relates to the resolutions to be proposed at the AGM as set out in the notice of AGM dated 24 May 2024 (the “Resolutions”) and reproduced below, and any other business transacted at the AGM and at any adjournment of the AGM.

We direct our proxy to vote on the Resolutions as instructed on this proxy form.

Please give your instructions in respect of the Resolutions by putting the relevant numbers of votes in the appropriate box.

Ordinary Resolutions		Votes For	Votes Against	Votes Abstained	Total Vote Instructions

1.	To re-elect as a director, Edwin Moses, who retires by rotation in accordance with the Articles of Association of the Company.

2.	To re-elect as a director, Iraj Ali, who retires by rotation in accordance with the Articles of Association of the Company.

3.	To re-elect as a director, Carsten Boess, who retires by rotation in accordance with the Articles of Association of the Company.

Ordinary Resolutions		Votes For	Votes Against	Votes Abstained	Total Vote Instructions

4.	To re-elect as a director, Bernhard Ehmer, who retires by rotation in accordance with the Articles of Association of the Company.

5.	To re-elect as a director, Michael Giordano, who retires by rotation in accordance with the Articles of Association of the Company.

6.	To re-elect as a director, Julie O’Neill, who retires by rotation in accordance with the Articles of Association of the Company.

7.	To re-appoint KPMG LLP, an English registered limited liability partnership, as UK statutory auditors of the Company, to hold office until the conclusion of the next annual general meeting of shareholders.

8.	To authorise the Company’s Audit Committee to determine our auditors’ remuneration for the fiscal year ending 31 December 2024.

9.	To receive the UK statutory annual accounts and reports for the fiscal year ended 31 December 2023 (the “2023 Annual Report”) and to note that the Directors do not recommend the payment of any dividend for the year ended 31 December 2021.

10.	To receive and approve, on a non-binding, advisory basis, our UK statutory directors’ remuneration report for the year ended 31 December 2023, which is set forth at pages 13 to 33 of the 2023 Annual Report.

Please complete your details below and sign and date where indicated before returning this form.

Name of member	Address	Signature (and capacity if applicable) (see Notes (3) & (4))	Date

BNY (Nominees) Limited	160 Queen Victoria Street, London, EC4V 4LA	By: Name: Title:	2024

NOTES:

(1)

A member may appoint another person as proxy to exercise all or any of his/her rights to attend, speak and vote at the AGM. A proxy need not be a member of the Company but must attend the meeting to represent you. You may appoint more than one proxy in relation to the AGM, provided that each proxy is appointed to exercise the rights attached to a different share or shares. Your appointment of a proxy will not preclude you from attending and voting in person at the AGM. If you have appointed a proxy and attend the meeting in person and vote, your proxy appointment will automatically be terminated.

(2)

If you wish to appoint the Chairman of the AGM as your proxy, please leave these boxes blank. The Chairman will be deemed to be your proxy if you sign and return this proxy form without having filled in these boxes. If you wish to appoint a person other than the Chairman as your proxy, please (a) delete the words “the Chairman of the AGM”; (b) give the full name and address of your chosen proxy; and (c) liaise with your proxy as necessary to ensure that he/she complies with your instructions. You are strongly encouraged to appoint the Chairman of the AGM as your proxy.

(3)

If a member is a corporation, this proxy form must be executed under its common seal or signed on its behalf by a duly authorised officer or attorney, who must state the capacity in which he/she signs (e.g. director). If a member is an individual, this proxy form must be signed by him/her or by his/her attorney (stating in the latter case that it is signed in the capacity of attorney).

(4)

In the case of joint holders of shares, only the vote of the senior holder who votes (and any proxies duly appointed by him/her) may be counted by the Company. The senior holder of a share is determined by the order in which the names of the joint holders appear in the Company’s register of members. If joint shareholders purport to appoint different proxies, only the appointment made by the most senior shareholder will count.

(5)

To be effective, this proxy form must be completed, signed and sent (together with any power of attorney or other authority under which an appointment is made or a duly certified copy) to Daniel Hood (d.hood@achillestx.com) so as to be received not later than 14:00 (London time) on 21 June 2024 or, if the meeting is adjourned, not less than 48 hours before the time appointed for holding any adjourned meeting.

(6)

Proxy forms, any power of attorney or other authority under which an appointment is made or a duly certified copy and any notice of termination of the authority of a proxy may be sent by electronic means to the electronic address specified in Note (5) and will not be validly received by the Company if they are sent to any other electronic address. Only proxy forms and other documents and information of the specified type will be validly received at that address.

(7)

No electronic address set out in the notice of AGM, this proxy form or any other document relating to the AGM may be used to send information or documents to the Company, including documents or information relating to proceedings at the AGM, except as provided in Note (5). Any electronic communication received by the Company that is found to contain any virus will not be accepted.

(8)

If more than one proxy appointment is returned in respect of the same holding of shares, the proxy appointment received last by electronic means to the electronic addresses specified in Note (5) before the latest time for the receipt of proxies will take precedence.

(9)

If you wish to revoke an appointment you make under this proxy form, you may do so by delivering a notice in writing, to arrive before the start of the AGM (or any adjourned AGM) to which it relates by electronic means to the electronic addresses specified in Note (5).